Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

Hughes Supply's ratio of earnings to fixed charges for each of the periods indicated is as follows (in thousands):

	Fiscal Year Ended					Six Months Ended
	January 29, 1999	January 28, 2000	January 26, 2001	January 25, 2002	January 31, 2003	August 1, 2003
Income before income taxes	$98,677	$109,602	$80,677	$74,686	$98,239	$50,801
Less: (Income)/loss of equity investees	(314)	(864)	2,838	(364)	(404)	—

	$98,363	$108,738	$83,515	$74,322	$97,835	$50,801

Add: interest expense and amortization of debt issuance costs	25,415	31,805	43,288	35,945	30,325	15,137
rent as interest (a)	11,021	14,264	17,024	17,216	17,165	8,490
distributed income of equity investees	148	406	493	184	2,030	—

Total earnings	$134,947	$155,213	$144,320	$127,667	$147,355	$74,428

Fixed charges
interest expense and amortization of debt issuance costs	$25,415	$31,805	$43,288	$35,945	$30,325	$15,137
capitalized interest	140	320	446	139	167	216
rent as interest (a)	11,021	14,264	17,024	17,216	17,165	8,490

Total fixed charges	$36,576	$46,389	$60,758	$53,300	$47,657	$23,843

Ratio of earnings to fixed charges (b)	3.7	3.3	2.4	2.4	3.1	3.1

(a)	Represents reasonable approximation of the interest portion of rental expense, which was computed as one-third of rental expense relating to operating leases.

(b)	As of the date of this prospectus, we have no preferred stock outstanding.